February 13, 2006


Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.  W., Mail Stop 0407
Washington, DC  20549

Re:      Signature Leisure, Inc.
         Amendment No. 2 to Registration Statement on Form SB-2
         Filed December 6, 2005
         File No. 333-126509

Dear Mr. Spirgel:

         At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated January 4, 2006 regarding our amended Registration Statement filed on December 6, 2005. We hereby provided the following responses.


General

COMMENT 1:        We encourage you to review your entire prospectus for
                  typographical errors that may result in investor confusion.
                  For example, you repeat the same paragraph in the first and fourth paragraph of your MD&A section.

RESPONSE 1:       The Company has deleted the fourth paragraph of its MD&A
                  section pursuant to the Commission's request.

COMMENT 2:        Please update your entire prospectus to reflect your most
                  recent information. For example, update your executive compensation disclosure to reflect amounts for 2005.


RESPONSE 2:       The Company has updated its disclosure to reflect the most recent information regarding the Company. The Company has also updated the executive compensation disclosure to reflect amounts for 2005.

Prospectus Cover Page

COMMENT 3:        We note that you refer to the sale of shares "by certain
                  persons who are stockholders..." and references to "selling stockholders" throughout the prospectus. Please revise throughout so that it is clear that Katalyst Capital Group is the sole selling stockholder. Similarly, since you are the company's only director and executive officer, please revise throughout to make clear that there is only one director and officer of the company (not "directors" or "officers."

RESPONSE 3:       The Company has revised its disclosure throughout so that it is clear that Katalyst Capital Group is the sole selling stockholder and to make clear that Mr. Carnes is the sole officer and director.

Prospectus Summary, page 1

COMMENT 4:        We note your response to prior comment 1, however, the
                  description of each of your businesses is still vague. For example, we note your disclosure that "E Cubed Technologies, Inc. is an authorized dealer docSTAR which is a document imaging solutions company with whom [you] are currently working." Please clarify what specific products and services this subsidiary markets and briefly clarify your, arrangements with docSTAR. Also, please clarify the ongoing the nature of your auto business. For example, disclose who you purchase your vehicles from and who your customers are. At one point in your prospectus, you refer to your auto business as focusing on wholesale sales (page 19) but then later you indicate that your target customers are individuals looking to buy a vehicle
                  (page 29).


RESPONSE 4:       The Company has revised its disclosure to clarify what
                  specific products and services E Cubed markets and the nature of E Cubed's arrangements with DocSTAR. The Company has also clarified the ongoing nature of its auto business.



COMMENT 5:        We note that you entered into the placement agent agreement on
                  July 7, 2005 and. that Spencer-Clarke "facilitated an introduction of the parties...," however, you entered into the standby equity distribution agreement on January 20, 2005.
                  Accordingly, it is unclear why the placement agent agreement was entered into approximately six months after you entered into the equity distribution agreement and why your standby equity distribution agreement, dated January 20, 2005, references Spencer-Clarke even though Spencer-Clarke was not involved prior to July 2005. Please clarify.


RESPONSE 5:       The Company has clarified that its Agreement with
                  Spencer-Clarke was not memorialized by a written agreement until July 7, 2005.

Risk Factors, page 6

We depend on the efforts of one executive officer..., page 6

COMMENT 6:         Please revise to address the following:

                   o Disclose approximately how much time Mr. Carnes devotes each week to your business;

                   o We note your disclosure that "the loss of his services could materially harm [your] business." Please avoid this type of boilerplate language. Rather, disclose specifically how your business would be materially harmed. For example, would you likely cease operations since he is your sole officer and director?; and

                   o Please refer to prior comment 13 and describe the risks associated with your one officer trying to develop the company's fledgling businesses and simultaneously managing the reporting requirements of a public company.


RESPONSE 6:        The Company has revised its disclosure as requested by the
                   Commission.

Management recognizes that we must raise additional financing..., page 6

COMMENT 7:        We note the disclosure you have added in response to prior comment 11. Please also disclose how much Mr. Carnes is currently entitled under his employment arrangements and clarify that Mr. Carnes is entitled to receive the bonus for each acquisition regardless of the value of the company being acquired.


RESPONSE 7:       The Company has disclosed that Mr. Carnes is currently
                  entitled to approximately $431,400 in compensation. This compensation includes an automobile allowance of $18,900, bonuses of $225,000, and accrued salary of $187,520. The
                  Company has further clarified that Mr. Carnes is entitled to receive a bonus for each acquisition regardless of the value of the Company being acquired.

Signature Leisure has entered into an employment agreement..., page 7

COMMENT 8:        We note the disclosure in the caption that entering into the employment agreement "could result in a conflict of interest..." (emphasis added) Because you have already entered into this agreement, please revise. Also, disclose the terms of his agreement and clarify why "[s]uch a position may present a conflict of interest given the current financial position of Signature Leisure." Disclose also that the payment for $450,000 in accrued compensation was issued in stock at a 25% discount that was worth $600,000, based on the then-current market price. Please similarly disclose the April
                  2005 issuance to Mr. Carnes.

RESPONSE 8:       The Company has disclosed the terms of Mr. Carnes' employment agreement and has clarified why Mr. Carnes' position as the sole director and officer of the Company poses a conflict of interest. The Company has disclosed that the payment of $450,000 in accrued compensation was issued in stock at 25% discount that was worth $600,000, based on the then-current market price and the April, 2005 issuance to Mr. Carnes.

Our common stock has a low trading volume..., page 7

COMMENT 9:        Please clarify whether the averaging trading volume you cite is the total trading volume for the 30 day period or the average daily volume. Also, it appears that you have included boilerplate disclosure that does not appear to apply to your company, such as your reference to "securities analysts." If you do not have any security analysts following your company, please delete this disclosure.



RESPONSE 9:       The Company has clarified that its average daily trading
                  volume for its common stock as disclosed in the risk factor is for the 30-day period beginning in October. The Company has also deleted its disclosure regarding securities analysts.

Use of Proceeds, page 13

COMMENT 10:       Please revise to address the following:

                  o Include separate line items in your use of proceeds chart under operating capital for the amount you have allocated for the payment of your debts and the amount to increase your vehicle inventory;

                  o Revise so that your use of proceeds does not reflect the payment of the offering's expenses; these costs should be subtracted from your gross proceeds;

                  o Clarify whether your offering expense totals reflect the 1% retainer, and if not, revise to include this dollar amount;

                  o Please revise your "offering expenses" footnote to include more specifically what these expenses include and the amounts. In this regard, we note your disclosure in your plan of distribution section regarding what these expenses include;

                  o The disclosure you have added under "Business Development" and Infrastructure and improvements" is vague. In this regard, please briefly describe what you mean by "training expenses associated with the development of additional corporate partnerships" and how your infrastructure improvements will "streamline [your] application and access systems, workflow, and communications" and "improve scalability and reliability..." Please revise to use clear, everyday language; and

                  o We note your disclosure that "[you] have not determined" how much, if any, of these proceeds will be used..." to pay Mr. Carnes' accrued salary. Please clarify that Mr. Carnes, as the sole officer and director, will make the decision regarding how much of the proceeds will be used to pay himself this accrued amount.

RESPONSE 10:      The Company has revised its disclosure to address all of the above clarifications and revisions requested by the Commission.

Management's Discussion and Analysis or Plan of Operations, page 19

COMMENT 11:       We mote the disclosure you have added in your second risk
                  factor that "[m]anagement believes that it may become profitable by the fourth quarter of the fiscal year 2007." We also note your statement in MD&A that you expect "to use profits from operations to maintain and grow" your businesses.
                  Please address both of these statements further in this section with special attention given to the fact that the company has never generated profits from operations to date.

RESPONSE 11:      The Company has added clarification to its statements in the
                  MD&A Section of its disclosure to address the fact that the Company has not generated any profits to date.

COMMENT 12:       We note your statement on page 28 that in order to generate material sales revenues you are continuing "to work on building the list of clients for all three operating units."
                  Clarify in MD&A the specific steps and personnel that are doing so for your company.

RESPONSE 12:      The Company has provided, in the MD&A, the specific steps and those personnel that work on building the Company's client lists for all three of its operating units.

Signature Auto, page 19

COMMENT 13:       We note the disclosure you have added in response to prior comment 28. Please disclose how much you generally receive in revenue from the sale of a vehicle. Also, we note the
                  disclosure you have added regarding the "two $50,000 floor plan credit lines...." Please describe what this type of
                  credit line is and disclose the terms of these credit lines in your liquidity section. Please also file these agreements as exhibits.

RESPONSE 13:      The Company has revised its disclosure to indicate that its average revenue generated from the sale of its vehicles is $3,800 per vehicle for each vehicle costing between $500 to $8,000. The Company has disclosed the terms of both of its $50,000 credit lines.

Parker Productions, page 19

COMMENT 14:       Please clarify here and in your business section how you
                  generate revenues from Parker Productions. For example, do you charge a fee per each model and/or staff person you provide?
                  Do you enter into agreements with your customers? Please also explain why your cost of contracted services was 236% of revenue for the three months ended September 30, 2005. Please disclose whether you expect this cost to remain significantly above your revenues from services.

RESPONSE 14:      The Company has revised its disclosure in the MD&A and in its
                  Business Description to clarify that Parker Productions generates revenues by contracting models and event staff for client companies and organizations to utilize for special events and promotions. The majority of the revenues are generated through single event contracts whereby the client is charged a premium rate per hour for the contracted staff. The
                  Company has explained in its disclosure that the cost of contracted services was 236% of revenue because the clients prepaid for their services which services were rendered during subsequent periods. The Company does not expect costs to remain significantly higher than revenues for services.

E Cubed Technologies, page 20

COMMENT 15:       Please describe your arrangements with Dell and DocStar.

RESPONSE 15:      The Company has disclosed in its disclosure that E Cubed is an authorized reseller of Dell products and that E Cubed has a contractual relationship with DocSTAR to sell and service
                  DocSTAR's products.

Liquidity and Capital Resources, page 24

COMMENT 16:       We note your disclosure that you "will require approximately
                  $950,000 in funding in the next twelve months," however, please disclose your specific requirements included in this amount and the respective amounts for each.

RESPONSE 16:      The Company has disclosed its specific requirements included in the $950,000 it will require for the next 12 month period.

COMMENT 17:       We note your added disclosure that Mr. Carnes "will advance cash to the Company to pay expenses for operations." Since the company has no commitments from Mr. Carnes to finance operations, revise this statement to make clear that Mr.
                  Carnes is under no obligation to finance operations.

RESPONSE 17:      The Company has revised its disclosure as requested by the
                  Commission.

COMMENT 18:       We note your statement that the company has "no plans to make any material capital expenditures." We also note your statement that you "will allocate funds for infrastructure and improvements..." (both statements on page 25). Please reconcile.



RESPONSE 18:      The Company has reconciled its disclosure regarding its plans for capital expenditures.

Certain Relationships and Related Transactions, page 35

COMMENT 19:       Please  disclose the  outstanding  working  capital balance and car allowance owed as of recent dates.

RESPONSE 19:      The Company has revised its  disclosure to include its working capital  balance and car allowance owed to Mr. Carnes.

COMMENT 20:       We note your disclosure regarding the "$450,000 in stock
                  issued to the sole officer and director..." It appears that you issued $600,000 in stock to Mr. Carnes since it was issued at a 25% discount to the then-current market price. Please revise and disclose the discount. Please also disclose the April 2005 issuance of stock to W. Carnes in this section.

RESPONSE 20:      The Company has revised its disclosure to include the discount that Mr. Carnes received on the common stock Mr. Carnes received as compensation.

Market Price of and Dividends..., page 36

COMMENT 21:       Please update the chart to include the most recent quarters.

RESPONSE 21:      The Company has updated its market price chart as requested by the Commission.

How to Get More Information, page 39

COMMENT 22:       We note your disclosure that "[p]rior to the effective date of the registration statement [you] were not subject to the information requirements of the Securities Exchange Act of 1934," however, your common stock is registered under Section
                  12(g). Accordingly, please revise this disclosure.

RESPONSE 22:      The Company has revised its disclosure as requested by the
                  Commission.

Exhibits, page II-3

COMMENT 23.       Please refer to prior comment 42.  Please re-file your correct agreements.

RESPONSE 23:      The Company has refilled its Standby Equity Distribution
                  Agreement and its Escrow Agreement agreements.



Very truly yours,

/s/ Stephen W.  Carnes
----------------------
Stephen W.  Carnes
President


cc:  Christopher K. Davies, Esq.